Filed Pursuant to Rule 424(b)(3)

Registration No. 333-259484

PROSPECTUS SUPPLEMENT NO. 3

(To Prospectus Dated June 6, 2022)

(Prospectus Supplement No. 1 Dated June 30, 2022)

(Prospectus Supplement No. 2 Dated July 11, 2022)

Up to 13,426,181 Shares of Common Stock

This Prospectus Supplement No. 3 (this “Prospectus Supplement”) updates and supplements the prospectus dated June 6, 2022, as supplemented by Prospectus Supplement No. 1 dated June 30, 2022 and further supplemented by Prospectus Supplement No. 2 dated July 11, 2022 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1, as amended by that Post-Effective Amendment No. 1 on Form S-1 (“Post-Effective Amendment”), which Post-Effective Amendment was declared effective by the Securities and Exchange Commission on June 6, 2022 (Registration No. 333-259484). This Prospectus Supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Report on Form 8-K, filed with the Securities and Exchange Commission on August 2, 2022 (the “Form 8-K”). Accordingly, we have attached the Form 8-K to this Prospectus Supplement.

The Prospectus and this Prospectus Supplement relate to the offer and sale from time to time by 3i, LP, a Delaware limited partnership (“3i, LP”), or their permitted transferees that may be identified in the Prospectus by prospectus supplement (the “Selling Stockholders”) of up to 13,426,181 shares of Common Stock consisting of:

●	up to 2,180,497 shares of Common Stock issued upon conversion of 20,000 shares of our Series A Preferred Stock originally issued in a private placement to 3i, LP, based upon an initial conversion price of $9.906 and stated par value of $1,080 (which stated par value includes a one-time dividend equal to an 8% increase in the original stated par value of $1,000). See the section titled “Business - The Private Placement (PIPE Financing);”

●	up to 2,01O:\1 Pre-Sub\2022\August\Night\1\Allarity Therapeutics, Inc\HTML\424b38,958 shares of Common Stock issuable upon exercise of the PIPE Warrant based upon an exercise price of $9.906; and

●	up to 9,226,726 additional shares of Common Stock that may be issuable upon conversion of our Preferred Stock using thO:\1 Pre-Sub\2022\August\Night\1\Allarity Therapeutics, Inc\HTML\424b3e Floor Price of $1.9812. See the section titled, “Description of Our Capital Stock — The Series A Preferred Stock.” This amount also includes 505,740 shares allocated to the exercise of the PIPE Warrant to comply with our obligation to register 125% of the number of shares of our Common Stock issuable upon the exercise of the PIPE Warrant. See the section titled, “Description of Our Capital Stock — PIPE Warrant.”

The shares of Common Stock covered by the Prospectus and this Prospectus Supplement were registered pursuant to the terms of a registration rights agreement between us and 3i, LP. We will not receive any proceeds from the sale of shares of Common Stock offered for resale by the Selling Stockholders, although we may receive up to $20 million in gross proceeds if the Selling Stockholders exercise the PIPE Warrant in full.

We are an “emerging growth company” and a “smaller reporting company” as defined under U.S. federal securities laws and, as such, have elected to comply with reduced public company reporting requirements. The Prospectus, together with this Prospectus Supplement, complies with the requirements that apply to an issuer that is an emerging growth company and a smaller reporting company. We are incorporated in Delaware.

This Prospectus Supplement should be read in conjunction with the Prospectus. If there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement.

Our Common Stock is listed on the NASDAQ Global Market under the symbol “ALLR.” On August 1, 2022, the last reported sale price of our Common Stock was $1.22 per share. As of August 1, 2022, we had 9,723,755 shares of Common Stock issued and outstanding.

Since December 2021 pursuant to a series of exercise of conversion by 3i, LP, we issued 1,647,931 shares of Common Stock to 3i, LP upon the conversion of 3,790 shares of Series A Preferred Stock. As of August 1, 2022, we had 16,210 shares of Series A Preferred Stock issued and outstanding.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 13 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this Prospectus Supplement and the Prospectus. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated August 2, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 2, 2022

ALLARITY THERAPEUTICS, INC.

(Exact name of registrant as specified in our charter)

Delaware	001-41160	87-2147982
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

210 Broadway, Suite 201 Cambridge, MA	02139
(Address of Principal Executive Offices)	(Zip Code)

(401) 426-4664

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	ALLR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure

On August 2, 2022, Allarity Therapeutics, Inc. (the “Company”) issued a press release announcing that its Board of Directors has mandated a refocus of the Company’s oncology pipeline strategy away from development of monotherapies towards development of more promising and clinically relevant combination therapies. The full text of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K. and is incorporated herein by reference.

The information reported under Item 7.01 in this Current Report on Form 8-K, including Exhibit 99.1, is being “furnished” and shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language in such filing. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information contained herein.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

Exhibit	Exhibit Description
99.1	Press Release announcing “Allarity Therapeutics Refocuses Oncology Pipeline Strategy Towards Combination Therapies” dated August 2, 2022
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on our behalf by the undersigned hereunto duly authorized.

Allarity Therapeutics, Inc.

	By:	/s/ James G. Cullem
James G. Cullem
Chief Executive Officer

Dated: August 2, 2022

Exhibit 99.1

Press release

Allarity Therapeutics Refocuses Oncology Pipeline Strategy Towards Combination Therapies

New strategy aligns with ongoing shift in oncology standard-of-care towards combination therapies

Combination therapy focus expected to improve the Company’s future funding and commercial prospects

New pipeline strategy follows Type C meeting held with FDA regarding dovitinib clinical development path for third-line mRCC

Cambridge, MA, U.S.A. (August 2, 2022) — Allarity Therapeutics, Inc. (“Allarity” or the “Company”), a clinical-stage pharmaceutical company developing novel oncology therapeutics together with drug-specific DRP® companion diagnostics for personalized cancer care, today announced that its Board of Directors has mandated a refocus of the Company’s oncology pipeline strategy away from development of monotherapies towards development of more promising and clinically relevant combination therapies.

Following a lengthy and in-depth analysis of current pipeline opportunities, clinical/commercial/ regulatory risks, development costs and timelines, expected availability of funding, and in consultation with Allarity’s senior management, its Scientific Advisory Board (SAB), and external experts, Allarity’s Board of Directors has concluded that refocusing the Company’s pipeline to development of combination therapies will accomplish the following:

●	Align with the ongoing shift in cancer therapy standard-of-care away from monotherapies toward combination therapies, which are increasingly driving market opportunities and which have shown dramatic increases in patient benefit.

●	Strengthen the Company’s ability to attract additional funding from institutional life science investors, which is necessary to support the Company’s clinical development activities and future success.

●	Significantly broaden the Company’s possibilities for future commercial partnering with larger pharmaceutical companies to maximize the value of its pipeline assets and DRP® platform technology.

●	Improve the likelihood of clinical and commercial success of the Company’s pipeline assets.

The Board’s decision also takes into account feedback that the Company recently received from the U.S. Food and Drug Administration (FDA) from a Type C advisory meeting held in Q2 2022, regarding a potential Phase 3 clinical development path for dovitinib as a monotherapy third-line treatment for metastatic renal cell carcinoma (mRCC). As part of that feedback, the FDA has indicated, under its recent Project Optimus guidelines relating to new optimization of therapeutic dosing, that the Company will likely need to conduct a new dosing study for dovitinib prior to Company conducting any future Phase 3 studies that could enable the submission of a new NDA. Conducting a new dosing study for dovitinib, if required, would further delay the initiation and completion of a future Phase 3 study, and increase the cost, time, and market risks of advancing dovitinib as a monotherapy in the increasingly competitive indication of third-line mRCC. In view of those delays and increased costs/risks, the Company has determined that advancing dovitinib as a monotherapy in adults is no longer commercially viable or in the best interests of its shareholders. However, the drug will continue to be externally developed, via the partnership with OncoHeroes Biosciences, as a potential monotherapy for pediatric cancers.

As part of its new strategic pipeline focus, the Company has announced it expects to initiate enrollment in a Phase 1b/2 study of its PARP inhibitor, stenoparib, in combination with its pan-TKI, dovitinib, for the second-line or later treatment of metastatic ovarian cancer by or before Q4 2022. The Company plans to have trial sites in both the U.S. and Europe. The Company is currently evaluating other potential Phase 1b/2 studies for either stenoparib or dovitinib combined with another oncology therapeutic, including the mRCC space. Allarity’s ongoing Phase 2 studies of stenoparib, as monotherapy for ovarian cancer, and IXEMPRA®, as monotherapy for metastatic breast cancer, will continue through their interim data readouts, now anticipated in Q4 2022 and Q1 2023, respectively. All pipeline development activities will continue to utilize drug-specific DRP® companion diagnostics to guide patient selection and treatment.

Allarity Therapeutics, Inc.    |     210 Broadway, #201    |    Cambridge, MA    |    U.S.A.    |    NASDAQ: ALLR    |     www.allarity.com

“We are grateful for the clear guidance from our Board on the best path our Company can take to advance our mission to improve cancer patient care by realizing the promise of truly personalized medicine,” said James G. Cullem, J.D., Interim Chief Executive Officer of Allarity. “New therapeutic development is recognized as a very challenging endeavor, with constantly shifting regulatory requirements, standard-of-care improvements as new drugs come to market, and financial and market challenges. It has therefore become increasingly difficult to advance development of monotherapies in increasingly competitive therapeutic spaces. I am confident that our strategic shift of focus and resources is the correct path forward for Allarity given the current regulatory and market realities, and will best leverage our DRP® companion diagnostics to match the right patients to the cancer therapeutic from which they will most likely benefit.”

Dr. Duncan Moore, Ph.D., Allarity’s Board Chairman, stated: “It is clear to our Board, following lengthy discussions with our management team, SAB, and additional key opinion leaders, that the current, and future, standard of care in cancer treatment is combination therapies, and that, increasingly, the field and market opportunities are shifting away from monotherapy approaches. In view of that key shift, and in consideration of many other market and financial factors, as well as the FDA’s new Project Optimus drug dose optimization requirements, we have determined that Allarity’s future pipeline must focus on the development of promising combination therapy approaches utilizing its current assets together with DRP® companion diagnostics. I remain very enthusiastic about the Company’s vision, mission, and strategy, and this strategic refocus towards combination therapies, together with our core DRP® technology, will give Allarity the best chance of success as well as best optimize shareholder return on investment.”

About Allarity Therapeutics

Allarity Therapeutics, Inc. (Nasdaq: ALLR) develops drugs for personalized treatment of cancer guided by its proprietary and highly validated companion diagnostic technology, the DRP® platform. The Company has a mature portfolio of three drug candidates: stenoparib, a PARP inhibitor in Phase 2 development for ovarian cancer; dovitinib, a post-Phase 3 pan-tyrosine kinase inhibitor; and IXEMPRA® (Ixabepilone), a microtubule inhibitor approved in the U.S. for the treatment of second-line metastatic breast cancer and in Phase 2 development in Europe for the same indication. Additionally, the Company has rights in two secondary assets: 2X-111, a liposomal formulation of doxorubicin in Phase 2 development for metastatic breast cancer and/or glioblastoma multiforme (GBM), which is the subject of discussions for a restructured out-license to Smerud Medical Research International AS; and LiPlaCis®, a liposomal formulation of cisplatin and its accompanying DRP®, being developed via a partnership with Chosa ApS, an affiliate of Smerud Medical Research International, for late-stage metastatic breast cancer. The Company is headquartered in the United States and maintains an R&D facility in Hoersholm, Denmark. For more information, please visit the Company’s website at www.Allarity.com.

About the Drug Response Predictor – DRP® Companion Diagnostic

Allarity uses its drug-specific DRP® to select those patients who, by the genetic signature of their cancer, are found to have a high likelihood of responding to the specific drug. By screening patients before treatment, and only treating those patients with a sufficiently high DRP® score, the therapeutic response rate can be significantly increased. The DRP® method builds on the comparison of sensitive vs. resistant human cancer cell lines, including transcriptomic information from cell lines combined with clinical tumor biology filters and prior clinical trial outcomes. DRP® is based on messenger RNA from patient biopsies. The DRP® platform has proven its ability to provide a statistically significant prediction of the clinical outcome from drug treatment in cancer patients in 37 out of 47 clinical studies that were examined (both retrospective and prospective), including ongoing, prospective Phase 2 trials of Stenoparib and IXEMPRA®. The DRP® platform, which can be used in all cancer types and is patented for more than 70 anti-cancer drugs, has been extensively published in peer reviewed literature.

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Allarity Therapeutics, Inc.    |     210 Broadway, #201    |    Cambridge, MA    |    U.S.A.    |    NASDAQ: ALLR    |     www.allarity.com

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements provide Allarity’s current expectations or forecasts of future events. The words “anticipates,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predicts,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements relating to the Company’s related to the expected availability capital to fund its anticipated clinical trials, statements related to advancing dovitinib in combination with another therapeutic candidate or other approved drug, any statements related to ongoing clinical trials for stenoparib as a monotherapy or in combination with another therapeutic candidate for the treatment of advanced ovarian cancer, or ongoing clinical trials (in Europe) for IXEMPRA® for the treatment of metastatic breast cancer, and statements relating to the effectiveness of the Company’s DRP® companion diagnostics platform in predicting whether a particular patient is likely to respond to a specific drug. Any forward-looking statements in this press release are based on management’s current expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, the risk that results of a clinical study do not necessarily predict final results and that one or more of the clinical outcomes may materially change following more comprehensive reviews of the data, and as more patient data become available, the risk that results of a clinical study are subject to interpretation and additional analyses may be needed and/or may contradict such results, the receipt of regulatory approval for dovitinib or any of our other therapeutic candidates or, if approved, the successful commercialization of such products, the risk of cessation or delay of any of the ongoing or planned clinical trials and/or our development of our product candidates, the risk that the results of previously conducted studies will not be repeated or observed in ongoing or future studies involving our therapeutic candidates, and the risk that the current COVID-19 pandemic will impact the Company’s current and future clinical trials and the timing of the Company’s preclinical studies and other operations. For a discussion of other risks and uncertainties, and other important factors, any of which could cause our actual results to differ from those contained in the forward-looking statements, see the section entitled “Risk Factors” in our Form S-1 registration statement on file with the Securities and Exchange Commission, available at the Securities and Exchange Commission’s website at www.sec.gov, and as well as discussions of potential risks, uncertainties and other important factors in the Company’s subsequent filings with the Securities and Exchange Commission. All information in this press release is as of the date of the release, and the Company undertakes no duty to update this information unless required by law.

###

Company Contact:

Thomas Jensen

Senior V.P. of Investor Relations

investorrelations@allarity.com

Investor Relations:

Chuck Padala

LifeSci Advisors

+1 (646) 627-8390

chuck@lifesciadvisors.com

U.S. Media Contact:

Mike Beyer
Sam Brown, Inc.
+1 (312) 961-2502
mikebeyer@sambrown.com

EU Media Contact:

Thomas Pedersen

Carrotize PR & Communications

+45 6062 9390

tsp@carrotize.com

Allarity Therapeutics, Inc.    |     210 Broadway, #201    |    Cambridge, MA    |    U.S.A.    |    NASDAQ: ALLR    |     www.allarity.com